SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 16, 2018	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: May 18, 2018

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for Second Quarter Fiscal Year 2018

- Second Quarter 2018 Net Revenue Up 36.1% Year-Over-Year to $29.7 Million, Exceeding High-End of Guidance Range -

- Second Quarter 2018 Cash Receipts from Online Course Registration Up 25.4% Year -Over-Year to $43.9 Million -

BEIJING —May 16, 2018— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the second quarter of fiscal year 2018 ended March 31, 2018.

Second Quarter Fiscal 2018 Financial and Operational Highlights

•	Net revenue increased by 36.1% to $29.7 million from $21.9 million in the prior year period.

•	Total course enrollments were 589,000, a decrease of 9.4% from the second quarter of fiscal 2017.

•	Cash receipts from online course registration were $43.9 million, a 25.4% increase from the second quarter of fiscal 2017.

•	Gross profit increased by 10.0% to $11.1 million from $10.1 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 9.8% to $11.1 million from $10.1 million in the prior year period.

•	Gross margin was 37.2%, compared with 46.0% in the prior year period. Non-GAAP[1] gross margin was 37.3%, compared with 46.2% in the prior year period.

•	Operating loss increased to $2.9 million from $2.1 million in the prior year period.

•	Non-GAAP[1] operating loss increased to $2.4 million from $1.6 million in the prior year period.

•	Net loss was $3.3 million, compared with net loss of $2.4 million in the prior year period.

•	Non-GAAP[1] net loss was $2.7 million compared with non-GAAP net loss of $1.9 million in the prior year period.

•	Basic and diluted net loss per American Depositary Share (“ADS”) were $0.098, compared with basic and diluted net loss per ADS of $0.073, for the second quarter of fiscal 2017. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net loss per ADS were $0.082, compared with basic and diluted non-GAAP[1] net loss per ADS of $0.059, for the second quarter of fiscal 2017.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

•	Cash flow from operations decreased by 36.1% to $7.2 million from $11.3 million in the second quarter of fiscal 2017.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “During the second quarter of fiscal year 2018, we delivered strong net revenue growth of 36.1% year-over-year, exceeding the high end of our guidance range, with our accounting vertical again driving the outperformance relative to our guidance. Our total course enrollments were down 9.4% year-over-year in the second quarter of fiscal year 2018, primarily due to the decrease in enrollments of our continuing education courses. However, excluding continuing education course enrollments, our total course enrollments in the second quarter of fiscal year 2018 increased 17.2% year-over-year. In addition, even though the cash receipts from continuing education courses were down, we are pleased to report that our overall cash receipts from online course registration were up 25.4% year-over-year in our second fiscal quarter.”

Mr. Zhu concluded, “We credit the acceleration of net revenue and cash receipt growth during the first half of fiscal year 2018 to our best-in-class educational offerings, the strength of our brand, and the resiliency of our proven business model. We remain steadfast in our efforts to further enhance our industry-leading lifelong learning ecosystem, and aim to continue to grow our existing industry verticals while expanding into select educational disciplines which complement our overall business.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “We are encouraged by our strong momentum in cash receipt growth. As expected, the year-over-year increase in salaries and related expenses in the second quarter of fiscal year 2018, which stemmed from the acceleration in hiring activity ahead of fiscal 2018 as previously disclosed, continued to be the primary driver of the year-over-year decline in our second quarter operating margin. However, our second quarter headcount remained relatively stable compared with the first quarter fiscal 2018 as anticipated.”

Mr. Marostica continued, “Of note, the year-over-year decline in operating margin narrowed significantly in our second quarter fiscal 2018, compared with the year-over-year decline in operating margin in our first quarter fiscal 2018, owing to strong second quarter revenue growth, relatively stable headcount as previously discussed, and efficient cost control with respect to our second quarter selling expenses, which decreased by 1.1% compared with the same period of last year. As we head into our second half of fiscal year 2018, we will continue to balance investments in growth initiatives while maintaining a keen focus on profitability.”

Second Quarter Fiscal 2018 Financial Results

Net Revenue. Total net revenue increased by 36.1% to $29.7 million in the second quarter of fiscal 2018 from $21.9 million in the second quarter of fiscal 2017. Net revenue from online education services, books and reference materials, and other sources contributed 78.6%, 4.7% and 16.7%, respectively, of total net revenues for the second quarter of fiscal 2018.

Online education services. Net revenue from online education services increased by 38.7% to $23.4 million in the second quarter of fiscal 2018 from $16.9 million in the second quarter of fiscal 2017, mainly due to strong revenue growth from the core test preparation courses and practical skills training courses of our accounting vertical. In addition, the moderate revenue growth from our healthcare vertical also contributed to the revenue growth.

Books and reference materials. Net revenue from books and reference materials increased by 9.0% to $1.4 million in the second quarter of fiscal 2018, from $1.3 million in the second quarter of fiscal 2017.

Others. Net revenue from other sources increased by 33.6% to $5.0 million in the second quarter of fiscal 2018 from $3.7 million in the second quarter of fiscal 2017, primarily due to revenue growth from offline accounting professional training courses, and revenue from accounting and related advisory services contributed by our newly acquired Jiangsu Asset. The increase in revenue from other sources was partially offset by year-over-year decreases in revenue from the sale of learning simulation software and business start-up training services.

Cost of Sales. Cost of sales increased by 58.3% to $18.7 million in the second quarter of fiscal 2018 from $11.8 million in the second quarter of fiscal 2017. Non-GAAP1 cost of sales increased by 58.7% to $18.7 million in the second quarter of fiscal 2018 from $11.8 million in the second quarter of fiscal 2017. The increase was mainly due to increased salaries and related expenses resulting from a higher number of personnel for the expansion of online and offline course offerings, increased lecture fees, increased cost of books and reference materials, increased rental and related expenses, as well as other miscellaneous expenses.

Gross Profit and Gross Margin. Gross profit was $11.1 million in the second quarter of fiscal 2018, up 10.0% from $10.1 million in the prior year period. Non-GAAP1 gross profit was $11.1 million, increasing 9.8% from $10.1 million in the prior year period. Gross margin was 37.2% in the second quarter of fiscal 2018, compared with 46.0% in the second quarter of fiscal 2017. Non-GAAP1 gross margin was 37.3% in the second quarter of fiscal 2018, compared with 46.2% in the second quarter of fiscal 2017.

Operating Expenses. Total operating expenses increased by 7.9% to $14.1 million in the second quarter of fiscal 2018, from $13.1 million in the prior year period. Non-GAAP1 total operating expenses increased by 7.5% to $13.6 million in the second quarter of fiscal 2018, from $12.6 million in the prior year period.

Selling expenses. Selling expenses decreased by 1.1% to $8.3 million in the second quarter of fiscal 2018 from $8.4 million in the prior year period. Non-GAAP1 selling expenses decreased by 1.1% to $8.3 million in the second quarter of fiscal 2018 from $8.4 million in the prior year period. The decrease was primarily driven by decreased advertising and promotional expenses. The decrease was partially offset by increased commissions to our agents.

General and administrative expenses. General and administrative expenses increased by 24.0% to $5.8 million in the second quarter of fiscal 2018 from $4.6 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 24.4% to $5.3 million in the second quarter of fiscal 2018 from $4.2 million in the prior year period. The increase was mainly due to increased salaries and related expenses.

Income Tax Benefit. Income tax benefit increased by 150.2% to $1.4 million in the second quarter of fiscal 2018 from $0.6 million in the prior year period, primarily due to an increase in taxable loss.

Net Loss. As a result of the foregoing, net loss was $3.3 million in the second quarter of fiscal 2018 compared with net loss of $2.4 million in the prior year period. Non-GAAP1 net loss was $2.7 million in the second quarter of fiscal 2018 compared with non-GAAP net loss of $1.9 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 36.1% to $7.2 million in the second quarter of fiscal 2018 from $11.3 million in the prior year period. The operating cash inflow was mainly attributable to the decrease in accounts receivable and inventories, and the increase in deferred revenue. The operating cash inflow was partially offset by the net loss before non-cash items incurred in the second quarter of fiscal 2018. The increase in prepayments and other current assets, deferred tax assets, other non-current assets and the decrease in accrued expenses and other liabilities, and income tax payable also contributed to the operating cash outflow.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of March 31, 2018 decreased by 9.2% to $93.5 million from $103.0 million as of December 31, 2017, mainly due to (i) the payment of balance of $8.7 million in connection with investment in Beijing teacheredu, (ii) the payments of $3.5 million and $2.4 million in connection with investments in an offline IT training company and Beijing Taixing #1 LP, respectively, (iii) the repayment of a bank loan of $7.4 million, (iv) the payment of dividend of $14.9 million, and (v) the capital expenditure of $1.3 million. The decrease was partially offset by the operating cash inflow generated and a 1-year bank loan of $15.2 million raised in the second quarter of fiscal 2018.

First Six Months of Fiscal 2018 Financial Results

Net Revenue. Total net revenue increased by 21.9% to $65.6 million in the first six months of fiscal 2018 from $53.8 million in the first six months of fiscal 2017. Net revenue from online education services, books and reference materials, and other sources contributed 69.9%, 5.7% and 24.4%, respectively, of total net revenues for the first six months of fiscal 2018.

Online education services. Net revenue from online education services increased by 23.9% to $45.8 million in the first six months of fiscal 2018 from $37.0 million in the first six months of fiscal 2017.

Books and reference materials. Net revenue from books and reference materials increased by 29.1% to $3.8 million in the first six months of fiscal 2018, from $2.9 million in the first six months of fiscal 2017.

Others. Net revenue from other sources increased by 14.9% to $16.0 million in the first six months of fiscal 2018 from $13.9 million in the first six months of fiscal 2017.

Cost of Sales. Cost of sales increased by 50.6% to $37.1 million in the first six months of fiscal 2018 from $24.6 million in the first six months of fiscal 2017. Non-GAAP1 cost of sales increased by 50.8% to $37.0 million in the first six months of fiscal 2018 from $24.5 million in the first six months of fiscal 2017.

Gross Profit and Gross Margin. Gross profit was $28.6 million in the first six months of fiscal 2018, down 2.3% from $29.2 million in the prior year period. Non-GAAP1 gross profit was $28.6 million, down 2.3% from $29.3 million in the prior year period. Gross margin was 43.5% in the first six months of fiscal 2018, compared with 54.3% in the first six months of fiscal 2017. Non-GAAP1 gross margin was 43.6% in the first six months of fiscal 2018, compared with 54.4% in the first six months of fiscal 2017.

Operating Expenses. Total operating expenses increased by 13.8% to $28.2 million in the first six months of fiscal 2018, from $24.8 million in the prior year period. Non-GAAP1 total operating expenses increased by 14.0% to $27.2 million in the first six months of fiscal 2018, from $23.9 million in the prior year period.

Selling expenses. Selling expenses increased by 11.8% to $17.5 million in the first six months of fiscal 2018 from $15.6 million in the prior year period. Non-GAAP1 selling expenses increased by 11.9% to $17.4 million in the first six months of fiscal 2018 from $15.6 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 17.3% to $10.8 million in the first six months of fiscal 2018 from $9.2 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 18.0% to $9.8 million in the first six months of fiscal 2018 from $8.3 million in the prior year period.

Income Tax Benefit (Expense). Income tax benefit was $0.8 million in the first six months of fiscal 2018, compared with income tax expense of $1.8 million in the prior year period.

Net Income (Loss). As a result of the foregoing, net loss was $3.2 million in the first six months of fiscal 2018 compared with net income of $6.1 million in the prior year period. Non-GAAP1 net loss was $2.1 million in the first six months of fiscal 2018 compared with net income of $7.1 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 25.5% to $21.6 million in the first six months of fiscal 2018 from $29.0 million in the prior year period.

Outlook

For the third quarter of fiscal 2018, the Company expects to generate total net revenue in the range of $42.5 million to $44.3 million, representing year-over-year growth of approximately 20% to 25%.

For fiscal year 2018, the Company expects to generate total net revenues in the range of $155.8 million to $162.4 million, representing year-over-year growth of approximately 19% to 24%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, May 17, 2018 (8:00 p.m. Beijing Time on Thursday, May 17, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until May 24, 2018 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 1696696

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter and full fiscal year 2018 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem, as well as cost control) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2017	March 31, 2018
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	60,526	35,851
Restricted cash	34,855	56,071
Short term investments	5,261	1,594
Accounts receivable, net of allowance for doubtful accounts of US$1,446 and US$1,191 as of March 31, 2018 and September 30, 2017, respectively	5,525	6,776
Inventories	864	1,696
Prepayment and other current assets	10,439	16,846
Deferred tax assets, current portion	1,654	—
Deferred cost	711	698

Total current assets	119,835	119,532

Non-current assets:
Property, plant and equipment, net	14,022	17,628
Goodwill	29,459	34,974
Long term investments	43,631	66,592
Other intangible assets, net	9,947	10,571
Deposit for purchase of non-current assets	641	8,759
Deferred tax assets, non-current portion	—	4,789
Other non-current assets	7,016	10,903

Total non-current assets	104,716	154,216

Total assets	224,551	273,748

Liabilities and equity:
Current liabilities:
Bank borrowings	29,965	50,388
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$33,458 and US$31,684 as of March 31, 2018 and September 30, 2017, respectively)	38,767	39,284
Amount due to a related party	1,648	—
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,226 and US$3,641 as of March 31, 2018 and September 30, 2017, respectively)	6,750	4,237
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$89,481 and US$49,575 as of March 31, 2018 and September 30, 2017, respectively)	50,506	90,652
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,184 and US$1,074 as of March 31, 2018 and September 30, 2017, respectively)	1,074	1,184

Total current liabilities	128,710	185,745

Non-current liabilities:
Deferred tax liabilities, non-current portion	3,099	5,120
Long-term bank borrowing	19,930	13,647

Total non-current liabilities	23,029	18,767

Total liabilities	151,739	204,512

Equity:
Ordinary shares (par value of US$0.0001 per share at March 31, 2018 and September 30, 2017, respectively; Authorized –500,000,000 shares at March 31, 2018 and September 30, 2017, respectively; Issued and outstanding –133,177,873 and 131,854,773 shares at March 31, 2018 and September 30, 2017, respectively)	13	13
Additional paid-in capital	19,097	20,116
Accumulated other comprehensive loss (gain)	(3,367)	6,693
Retained Earnings	33,040	14,920

Total China Distance Education Holdings Limited shareholder’s equity	48,783	41,742
Noncontrolling interest	24,029	27,494

Total equity	72,812	69,236

Total liabilities and equity	224,551	273,748

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2017	2018
Sales, net of business tax, value-added tax and related surcharges:
Online education services	16,869	23,396
Books and reference materials	1,276	1,391
Others	3,713	4,961
- Sale of learning simulation software	904	739
- Business start-up training services	1,103	642
- Others	1,706	3,580

Total net revenues	21,858	29,748

Cost of sales
Cost of services and others	(11,099)	(17,550)
Cost of tangible goods sold	(698)	(1,130)

Total cost of sales	(11,797)	(18,680)

Gross profit	10,061	11,068

Operating expenses
Selling expenses	(8,432)	(8,341)
General and administrative expenses	(4,648)	(5,766)

Total operating expenses	(13,080)	(14,107)
Other operating income	950	128

Operating loss	(2,069)	(2,911)

Interest income	495	667
Interest expense	(151)	(869)
Exchange loss	(1,137)	(3,109)

Loss before income taxes	(2,862)	(6,222)
Income tax benefit	572	1,431
Loss from equity method investment	(34)	(16)

Net loss	(2,324)	(4,807)

Net (income)/loss attributable to noncontrolling interest	(89)	1,542
Net loss attributable to China Distance Education Holdings Limited	(2,413)	(3,265)

Net loss per share:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.018)	(0.025)
Diluted	(0.018)	(0.025)

Net loss per ADS:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.073)	(0.098)
Diluted	(0.073)	(0.098)

Weighted average shares used in calculating net loss per share:
Basic	131,449,547	132,411,344
Diluted	131,449,547	132,411,344

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2017	2018
Sales, net of business tax, value-added tax and related surcharges:
Online education services	36,975	45,829
Books and reference materials	2,918	3,768
Others	13,948	16,029
- Sale of learning simulation software	7,367	6,899
- Business start-up training services	2,749	2,048
- Others	3,832	7,082

Total net revenues	53,841	65,626

Cost of sales
Cost of services and others	(23,062)	(33,888)
Cost of tangible goods sold	(1,545)	(3,172)

Total cost of sales	(24,607)	(37,060)

Gross profit	29,234	28,566

Operating expenses
Selling expenses	(15,617)	(17,463)
General and administrative expenses	(9,178)	(10,762)

Total operating expenses	(24,795)	(28,225)
Other operating income	1,450	1,857

Operating income	5,889	2,198

Interest income	725	1,123
Interest expense	(270)	(1,616)
Exchange gain/(loss)	2,769	(5,008)

Income/(Loss) before income taxes	9,113	(3,303)
Income tax benefit/(expense)	(1,822)	760
Loss from equity method investment	(78)	(45)

Net income/(loss)	7,213	(2,588)

Net income attributable to noncontrolling interest	(1,070)	(583)
Net income/(loss) attributable to China Distance Education Holdings Limited	6,143	(3,171)

Net income/(loss) per share:
Net income/(loss) attributable to China Distance Education Holdings Limited shareholders
Basic	0.047	(0.024)
Diluted	0.046	(0.024)

Net income/(loss) per ADS:
Net income/(loss) attributable to China Distance Education Holdings Limited shareholders
Basic	0.186	(0.096)
Diluted	0.185	(0.096)

Weighted average shares used in calculating net income/(loss) per share:
Basic	131,375,890	132,035,108
Diluted	132,496,017	132,035,108

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	11,797	18,680
Share-based compensation expense in cost of sales	40	26
Non-GAAP cost of sales	11,757	18,654

Selling expenses	8,432	8,341
Share-based compensation expense in selling expenses	21	20
Non-GAAP selling expenses	8,411	8,321

General and administrative expenses	4,648	5,766
Share-based compensation expense in general and administrative expenses	423	508
Non-GAAP general and administrative expenses	4,225	5,258

Gross profit	10,061	11,068
Share-based compensation expenses	40	26
Non-GAAP gross profit	10,101	11,094

Gross profit margin	46.0%	37.2%
Non-GAAP gross profit margin	46.2%	37.3%

Operating loss	(2,069)	(2,911)
Share-based compensation expenses	484	554
Non-GAAP operating loss	(1,585)	(2,357)

Operating margin	(9.5%)	(9.8%)
Non-GAAP operating margin	(7.3%)	(7.9%)

Net loss	(2,413)	(3,265)
Share-based compensation expense	484	554
Non-GAAP net loss	(1,929)	(2,711)

Net loss margin	(11.0%)	(11.0%)
Non-GAAP net loss margin	(8.8%)	(9.1%)

Net loss per share—basic	(0.018)	(0.025)
Net loss per share—diluted	(0.018)	(0.025)
Non-GAAP net loss per share—basic	(0.015)	(0.020)
Non-GAAP net loss per share—diluted	(0.015)	(0.020)

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.073)	(0.098)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.073)	(0.098)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.059)	(0.082)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.059)	(0.082)

Weighted average shares used in calculating basic net loss per share	131,449,547	132,411,344
Weighted average shares used in calculating diluted net loss per share	131,449,547	132,411,344
Weighted average shares used in calculating basic non-GAAP net loss per share	131,449,547	132,411,344
Weighted average shares used in calculating diluted non-GAAP net loss per share	131,449,547	132,411,344

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2017	2018
	(Unaudited)	(Unaudited)
Cost of sales	24,607	37,060
Share-based compensation expense in cost of sales	81	71
Non-GAAP cost of sales	24,526	36,989

Selling expenses	15,617	17,463
Share-based compensation expense in selling expenses	42	40
Non-GAAP selling expenses	15,575	17,423

General and administrative expenses	9,178	10,762
Share-based compensation expense in general and administrative expenses	859	945
Non-GAAP general and administrative expenses	8,319	9,817

Gross profit	29,234	28,566
Share-based compensation expenses	81	71
Non-GAAP gross profit	29,315	28,637

Gross profit margin	54.3%	43.5%
Non-GAAP gross profit margin	54.4%	43.6%

Operating income	5,889	2,198
Share-based compensation expenses	982	1,056
Non-GAAP operating income	6,871	3,254

Operating margin	10.9%	3.3%
Non-GAAP operating margin	12.8%	5.0%

Net income/(loss)	6,143	(3,171)
Share-based compensation expense	982	1,056
Non-GAAP net income/(loss)	7,125	(2,115)

Net income/(loss) margin	11.4%	(4.8%)
Non-GAAP net income/(loss) margin	13.2%	(3.2%)

Net income/(loss) per share—basic	0.047	(0.024)
Net income/(loss) per share—diluted	0.046	(0.024)
Non-GAAP net income/(loss) per share—basic	0.054	(0.016)
Non-GAAP net income/(loss) per share—diluted	0.054	(0.016)

Net income/(loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.186	(0.096)
Net income/(loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.185	(0.096)
Non-GAAP net income/(loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.217	(0.064)
Non-GAAP net income/(loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.215	(0.064)

Weighted average shares used in calculating basic net income/(loss) per share	131,375,890	132,035,108
Weighted average shares used in calculating diluted net income/(loss) per share	132,496,017	132,035,108
Weighted average shares used in calculating basic non-GAAP net income/(loss) per share	131,375,890	132,035,108
Weighted average shares used in calculating diluted non-GAAP net income/(loss) per share	132,496,017	132,035,108

Note	1: Each ADS represents four ordinary shares.